Exhibit 99.1

News Release

For Immediate Release: September 1, 2015

H&R Block Announces Fiscal 2016 First Quarter Results

KANSAS CITY, Mo. - H&R Block, Inc. (NYSE: HRB), the world’s largest consumer tax services provider, today released its financial results for the fiscal 2016 first quarter ended July 31, 2015. The company typically reports a first quarter operating loss due to the seasonality of its U.S. tax business.

First Quarter 2016 Highlights1

•	Bank divestiture transaction closes, H&R Block no longer regulated as a savings and loan holding company.[2]

•	Total revenues increased $4 million, or 3%, to $138 million

•	Loss per share from continuing operations improved $0.05 to $0.35 per share[3] due primarily to discrete tax benefits

Revenues increased 3%, to $138 million, due primarily to higher product revenues, partially offset by the negative impact of foreign currency rates. The net loss from continuing operations improved $12 million to $97 million. Loss per share from continuing operations was $0.35.

CEO Perspective

“We are pleased that we have successfully closed the bank transaction and are committed to ensuring a smooth transition for our clients as we prepare for the upcoming tax season,” said Bill Cobb, H&R Block’s president and chief executive officer. “Our teams are now fully focused on developing and executing a strategy that ensures an exceptional client service experience. We look forward to delivering another successful tax year for both our clients and our shareholders.”

Fiscal 2016 First Quarter Results From Continuing Operations

	Actual		Adjusted
(in millions, except EPS)	Fiscal Year 2016	Fiscal Year 2015	Fiscal Year 2016	Fiscal Year 2015
Revenue	$138	$134	$138	$134
EBITDA	$(138)	$(128)	$(137)	$(126)
Pretax Loss	$(187)	$(176)	$(186)	$(174)
Net Loss	$(97)	$(109)	$(96)	$(108)
Weighted-Avg. Shares - Diluted	275.8	274.6	275.8	274.6
EPS	$(0.35)	$(0.40)	$(0.35)	$(0.40)

[1]	All amounts in this release are unaudited. Unless otherwise noted, all comparisons refer to the current period compared to the corresponding prior year period.
[2]	See separate press release dated September, 1, 2015 for further details regarding the bank divestiture.
[3]	All per share amounts are based on fully diluted shares at the end of the corresponding period.

Business Segment Financial Results and Highlights

Tax Services

•	Revenues increased 2.7% to $133 million, due primarily to higher Peace of Mind (POM) revenues and royalties, partially offset by the negative impact of foreign currency rates.

•	Total operating expenses increased 6.6% to $297 million, resulting from increased occupancy costs and amortization due to the annualization of expenses related to prior year franchise acquisitions.

•	Pretax loss increased 12.5% to $169 million.

Corporate

•	Interest expense on borrowings declined $5 million due to the repayment of senior notes in October, 2014.

•	Pretax loss improved by $8 million to $18 million.

•	Income tax benefit increased due to favorable discrete tax items.

Discontinued Operations

•	Sand Canyon Corporation (SCC), a separate legal entity from H&R Block, Inc., continued to engage in constructive settlement discussions with counterparties that have made a significant majority of previously denied and possible future representation and warranty claims.

•	SCC’s accrual for contingent losses related to representation and warranty claims was unchanged from the prior quarter at $150 million.

Dividends

As previously announced, a quarterly cash dividend of 20 cents per share is payable on October 1, 2015 to shareholders of record as of September 9, 2015. The October 1 dividend payment will be H&R Block’s 212th consecutive quarterly dividend since the company went public in 1962.

Conference Call

Discussion of the divestiture of H&R Block Bank, the company’s capital structure plans, fiscal 2016 first quarter results, future outlook and a general business update, will occur during the company’s previously announced fiscal first quarter earnings conference call for analysts, institutional investors, and shareholders. The call is scheduled for 4:30 p.m. Eastern time on Sept. 1, 2015. To access the call, please dial the number below approximately 10 minutes prior to the scheduled starting time:

U.S./Canada (888) 895-5260 or International (443) 842-7595

Conference ID: 73769267

The call will also be webcast in a listen-only format for the media and public. The link to the webcast can be accessed directly at http://investors.hrblock.com.

A replay of the call will be available beginning at 7:30 p.m. Eastern time on Sept. 1, 2015, and continuing until Oct. 1, 2015, by dialing (855) 859-2056 (U.S./Canada) or (404) 537-3406 (International). The conference ID is 73769267. The webcast will be available for replay Sept. 2, 2015 at http://investors.hrblock.com.

About H&R Block

H&R Block, Inc. (NYSE: HRB) is the world’s largest consumer tax services provider. More than 680 million tax returns have been prepared worldwide by and through H&R Block since 1955. In fiscal 2015, H&R Block had annual revenues of nearly $3.1 billion with 24.2 million tax returns prepared worldwide. Tax return preparation services are provided by professional tax preparers in approximately 12,000 company-owned and franchise retail tax offices worldwide, and through H&R Block tax software products. H&R Block also offers adjacent Tax Plus products and services. For more information, visit the H&R Block Newsroom at http://newsroom.hrblock.com/.

About Non-GAAP Financial Information

This press release and the accompanying tables include non-GAAP financial information. For a description of these non-GAAP financial measures, including the reasons management uses each measure, and reconciliations of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with generally accepted accounting principles, please see the section of the accompanying tables titled “Non-GAAP Financial Information.”

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the securities laws. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words or variation of words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “projects,” “forecasts,” “targets,” “would,” “will,” “should,” “could” or “may” or other similar expressions. Forward-looking statements provide management’s current expectations or predictions of future conditions, events or results. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. They may include estimates of revenues, income, earnings per share, capital expenditures, dividends, liquidity, capital structure or other financial items, descriptions of management’s plans or objectives for future operations, products or services, or descriptions of assumptions underlying any of the above. All forward-looking statements speak only as of the date they are made and reflect the company’s good faith beliefs, assumptions and expectations, but they are not guarantees of future performance or events. Furthermore, the company disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions, factors, or expectations, new information, data or methods, future events or other changes, except as required by law. By their nature, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Factors that might cause such differences include, but are not limited to, a variety of economic, competitive and regulatory factors, many of which are beyond the company’s control and which are described in our Annual Report on Form 10-K for the fiscal year ended April 30, 2015 in the section entitled “Risk Factors,” as well as additional factors we may describe from time to time in other filings with the Securities and Exchange Commission. You should understand that it is not possible to predict or identify all such factors and, consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

For Further Information

Investor Relations:	Colby Brown, (816) 854-4559, colby.brown@hrblock.com

Media Relations:	Gene King, (816) 854-4672, gene.king@hrblock.com

TABLES FOLLOW

KEY OPERATING RESULTS	(unaudited, in 000s - except per share data)

	Three months ended July 31,
	Revenues		Income (loss)
	2015	2014	2015	2014

Tax Services	$132,574	$129,080	$(169,438)	$(150,560)
Corporate and Eliminations	5,144	4,506	(17,671)	(25,256)

	$137,718	$133,586	(187,109)	(175,816)

Income tax benefit			(90,604)	(66,965)

Net loss from continuing operations			(96,505)	(108,851)
Net loss from discontinued operations			(3,154)	(7,381)

Net loss			$(99,659)	$(116,232)

Basic and diluted loss per share:
Continuing operations			$(0.35)	$(0.40)
Discontinued operations			(0.01)	(0.02)

Consolidated			$(0.36)	$(0.42)

Basic and diluted shares			275,765	274,575

CONSOLIDATED BALANCE SHEETS	(unaudited, in 000s - except per share data)

As of	July 31, 2015	July 31, 2014	April 30, 2015

ASSETS
Cash and cash equivalents	$1,299,382	$1,429,489	$2,007,190
Cash and cash equivalents — restricted	61,040	71,917	91,972
Receivables, net	103,194	122,315	167,964
Deferred tax assets and income taxes receivable	160,390	190,323	174,267
Prepaid expenses and other current assets	80,993	74,343	70,283
Investments in available-for-sale securities	406,360	403,774	439,625

Total current assets	2,111,359	2,292,161	2,951,301
Mortgage loans held for investment, net	230,130	259,732	239,338
Property and equipment, net	297,321	314,531	311,387
Intangible assets, net	417,009	347,890	432,142
Goodwill	454,394	478,845	441,831
Deferred tax assets and income taxes receivable	11,377	46,953	13,461
Other noncurrent assets	111,101	150,707	125,960

Total assets	$3,632,691	$3,890,819	$4,515,420

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Customer banking deposits	$476,732	$482,975	$744,241
Accounts payable and accrued expenses	116,855	127,912	231,322
Accrued salaries, wages and payroll taxes	33,447	30,996	144,744
Accrued income taxes	245,541	284,038	434,684
Current portion of long-term debt	799	400,705	790
Deferred revenue and other current liabilities	316,880	357,293	322,508

Total current liabilities	1,190,254	1,683,919	1,878,289
Long-term debt	505,197	505,714	505,298
Deferred tax liabilities and reserves for uncertain tax positions	137,603	167,914	142,586
Deferred revenue and other noncurrent liabilities	130,210	136,072	156,298

Total liabilities	1,963,264	2,493,619	2,682,471

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Common stock, no par, stated value $.01 per share	3,166	3,166	3,166
Additional paid-in capital	773,783	766,014	783,793
Accumulated other comprehensive income (loss)	(8,234)	5,483	1,740
Retained earnings	1,679,234	1,418,124	1,836,442
Less treasury shares, at cost	(778,522)	(795,587)	(792,192)

Total stockholders’ equity	1,669,427	1,397,200	1,832,949

Total liabilities and stockholders’ equity	$3,632,691	$3,890,819	$4,515,420

CONSOLIDATED STATEMENTS OF OPERATIONS	(unaudited, in 000s - except per share amounts)

	Three months ended July 31,
	2015	2014

REVENUES:
Service revenues	$118,434	$115,473
Royalty, product and other revenues	10,906	8,814
Interest income	8,378	9,299

	137,718	133,586

OPERATING EXPENSES:
Cost of revenues:
Compensation and benefits	55,789	51,855
Occupancy and equipment	89,855	83,306
Provision for bad debt and loan losses	2,005	4,364
Depreciation and amortization	27,084	25,085
Other	38,775	33,116

	213,508	197,726
Selling, general and administrative:
Marketing and advertising	8,531	8,145
Compensation and benefits	54,669	60,964
Depreciation and amortization	13,010	8,601
Other selling, general and administrative	21,982	19,490

	98,192	97,200

Total operating expenses	311,700	294,926

Other income	433	523
Interest expense on borrowings (1)	(8,575)	(13,795)
Other expenses	(4,985)	(1,204)

Loss from continuing operations before income tax benefit	(187,109)	(175,816)
Income tax benefit	(90,604)	(66,965)

Net loss from continuing operations	(96,505)	(108,851)
Net loss from discontinued operations	(3,154)	(7,381)

NET LOSS	$(99,659)	$(116,232)

BASIC AND DILUTED LOSS PER SHARE:
Continuing operations	$(0.35)	$(0.40)
Discontinued operations	(0.01)	(0.02)

Consolidated	$(0.36)	$(0.42)

(1)	The presentation of interest expense from borrowings has been restated to correct errors in presentation, whereby we reclassified such interest expense from cost of revenues to a separate caption.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	(unaudited, in 000s)

Three months ended July 31,	2015	2014

NET CASH USED IN OPERATING ACTIVITIES	$(378,246)	$(381,585)

CASH FLOWS FROM INVESTING ACTIVITIES:
Maturities of and payments received on available-for-sale securities	32,103	18,484
Principal payments on mortgage loans held for investment, net	8,537	6,250
Capital expenditures	(8,689)	(25,841)
Payments made for business acquisitions, net of cash acquired	(12,271)	(40,533)
Franchise loans:
Loans funded	(2,582)	(7,398)
Payments received	11,434	18,674
Other, net	3,562	4,030

Net cash provided by (used in) investing activities	32,094	(26,334)

CASH FLOWS FROM FINANCING ACTIVITIES:
Customer banking deposits, net	(268,532)	(287,609)
Dividends paid	(55,063)	(54,852)
Repurchase of common stock, including shares surrendered	(17,756)	(9,397)
Proceeds from exercise of stock options	13,015	13,368
Other, net	(22,413)	(9,919)

Net cash used in financing activities	(350,749)	(348,409)

Effects of exchange rate changes on cash	(10,907)	510

Net decrease in cash and cash equivalents	(707,808)	(755,818)
Cash and cash equivalents at beginning of the period	2,007,190	2,185,307

Cash and cash equivalents at end of the period	$1,299,382	$1,429,489

SUPPLEMENTARY CASH FLOW DATA:
Income taxes paid, net of refunds received	$75,358	$88,924
Interest paid on borrowings	15,381	15,415
Interest paid on deposits	136	201
Transfers of foreclosed loans to other assets	624	1,818
Accrued additions to property and equipment	5,977	11,988

TAX SERVICES – FINANCIAL RESULTS	(unaudited, amounts in 000s)

	Three months ended July 31,
	2015	2014
Tax preparation fees:
U.S. assisted	$27,285	$25,489
International	35,718	41,456
U.S. digital	3,179	2,932

	66,182	69,877
Royalties	9,695	7,642
Revenues from Refund Transfers	3,415	3,419
Revenues from Emerald Card®	15,689	14,045
Revenues from Peace of Mind® Extended Service Plan	27,703	24,253
Interest and fee income on Emerald Advance	314	607
Other	9,576	9,237

Total revenues	132,574	129,080

Compensation and benefits:
Field wages	45,938	45,997
Other wages	37,202	38,717
Benefits and other compensation	18,738	18,822

	101,878	103,536
Occupancy and equipment	89,379	83,098
Marketing and advertising	7,789	7,387
Depreciation and amortization	40,076	33,683
Bad debt	2,033	3,639
Supplies	2,389	3,057
Other	53,176	43,858

Total operating expenses	296,720	278,258

Other income	253	350
Interest expense on borrowings	(532)	(528)
Other expenses	(5,013)	(1,204)

Pretax loss	$(169,438)	$(150,560)

NON-GAAP FINANCIAL MEASURES

Three months ended July 31,	2015		2014
	EBITDA	Loss	EBITDA	Loss

As reported - from continuing operations	$(138,304)	$(96,505)	$(128,190)	$(108,851)

Adjustments (pretax):
Loss contingencies - litigation	618	618	228	228
Severance	—	—	813	813
Professional fees related to HRB Bank transaction	52	52	25	25
Impairment of AFS securities	288	288	941	941
Tax effect of adjustments	—	(358)	—	(764)

	958	600	2,007	1,243

As adjusted - from continuing operations	$(137,346)	$(95,905)	$(126,183)	$(107,608)

Adjusted EPS		$(0.35)		$(0.40)

	Three months ended July 31,
EBITDA	2015	2014

Net loss - as reported	$(99,659)	$(116,232)

Add back:
Discontinued operations	3,154	7,381
Income taxes	(90,604)	(66,965)
Interest expense	8,711	13,940
Depreciation and amortization	40,094	33,686

	(38,645)	(11,958)

EBITDA from continuing operations	$(138,304)	$(128,190)

	Three months ended July 31,
Supplemental Information	2015	2014

Stock-based compensation expense:
Pretax	$6,018	$7,459
After-tax	3,767	4,620
Amortization of intangible assets:
Pretax	$16,614	$11,244
After-tax	10,399	6,965

NON-GAAP FINANCIAL INFORMATION

The accompanying press release contains non-GAAP financial measures. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Because these measures are not measures of financial performance under GAAP and are susceptible to varying calculations, they may not be comparable to similarly titled measures for other companies.

We consider non-GAAP financial measures to be a useful metric for management and investors to evaluate and compare the ongoing operating performance of our business on a consistent basis across reporting periods, as it eliminates the effect of items that are not indicative of our core operating performance.

The following are descriptions of adjustments we make for our non-GAAP financial measures:

•	We exclude losses from settlements and estimated contingent losses from litigation and favorable reserve adjustments. This does not include legal defense costs.

•	We exclude non-cash charges to adjust the carrying values of goodwill, intangible assets, other long-lived assets and investments to their estimated fair values.

•	We exclude severance and other restructuring charges in connection with the termination of personnel, closure of offices and related costs.

•	We exclude the gains and losses on business dispositions, including investment banking, legal and accounting fees from both business dispositions and acquisitions.

•	We exclude the gains and losses on extinguishment of debt.

We may consider whether other significant items that arise in the future should also be excluded from our non-GAAP financial measures.

We measure the performance of our business using a variety of metrics, including EBITDA, adjusted EBITDA and adjusted pretax income of continuing operations. Adjusted EBITDA and adjusted pretax income eliminate the impact of items that we do not consider indicative of our core operating performance and, we believe, provide meaningful information to assist in understanding our financial results, analyzing trends in our underlying business, and assessing our prospects for future performance. We also use EBITDA and pretax income of continuing operations, each subject to permitted adjustments, as performance metrics in incentive compensation calculations for our employees.